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Exhibit 99.1

For immediate release

www.allianceatlantis.com		TSX: AAC.A, AAC.B

CONTACTS:	Andrew Akman Vice President, Corporate Development and Investor Relations Alliance Atlantis Communications Inc. Tel: (416) 966-7701 Email: andrew.akman@allianceatlantis.com	Nicola McIsaac Manager, Corporate Communications Alliance Atlantis Communications Inc Tel: (416) 969-4405 Email: nicola.mcisaac@allianceatlantis.com

ALLIANCE ATLANTIS TO COMPLETE STRATEGIC REVIEW OF
MOTION PICTURE BUSINESS NO LATER THAN THE END OF SEPTEMBER

TORONTO (August 15, 2006) — Alliance Atlantis Communications Inc. ("AACI") today announced that it expects to complete the strategic review of its holding in Motion Picture Distribution LP ("MPD") by no later than the end of September.

"As we have previously said, we are not predisposed to selling pending the completion of this review. We intend to take the time that is required, working diligently, to do a complete analysis and review," said Phyllis Yaffe, CEO of Alliance Atlantis Communications Inc. "If we determine upon completion of our review that we may wish to sell our holding in MPD on acceptable terms, we will announce our intention and take appropriate steps at that time."

About Alliance Atlantis Communications
Alliance Atlantis offers Canadians 13 well-branded specialty channels boasting targeted, high-quality programming. The Company also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with a presence in motion picture distribution in the United Kingdom and Spain. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A and AAC.B. The Company's website is www.allianceatlantis.com.

Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements of AACI's expectations and intentions that contain words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions. These forward-looking statements are based on certain assumptions and reflect AACI's current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those set forth in the forward-looking statements are: audience acceptance of our filmed entertainment; changes to the regulatory environment; actions of our competitors; technological change that increases competition or facilitates the infringement of our intellectual property; the loss of key personnel; our relationship with filmed entertainment content suppliers and changes in the general economy. In addition, the cessation of Victor Loewy's employment with MPD gave rise to a right of termination in favour of the counterparty under one of MPD's principal content supplier agreements; any such termination could have a material adverse effect on MPD, including without limitation, MPD's ability to obtain content in the future and/or the ability and terms upon which the MPD can finance and/or refinance its activities. Additional information about these factors and other factors are described in materials filed by AACI with the security regulatory authorities in Canada and the United States from time to time, including AACI's 2005 Annual Information Form. AACI undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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ALLIANCE ATLANTIS TO COMPLETE STRATEGIC REVIEW OF MOTION PICTURE BUSINESS NO LATER THAN THE END OF SEPTEMBER